INSILCO HOLDING CO.
                             425 METRO PLACE NORTH
                               DUBLIN, OHIO 43017
                                 (614) 791-3137


                                                          June 7, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Withdrawal of Post-Effective Amendment No. 1
    to Registration Statement on Form S-1
    Registration No. 333-65039

     Pursuant to Rule 477 of the Securities Act of 1933, as amended, we request withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-65039) (the "Registration Statement"), filed on May 14, 1999. The Post-Effective Amendment is being withdrawn due to the need to update the financial statements contained in the Registration Statement. For your information, on June 4, 1999 we filed Post-Effective Amendment No. 2 to the Registration Statement that contains updated financial statements.

     Please feel free to call me at the number above if you have any questions covering this request.

                                                     Very truly yours,

                                                     /s/ Kenneth H. Koch
                                                         ---------------
                                                         Kenneth H. Koch